

Real value in a changing world

Supplemental Information
Third Quarter 2009 Earnings Call

Reconciliation of GAAP to Adjusted Net Income (Loss)

($ in millions except Shares and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
GAAP Net Income (Loss)	$ 19.8	$ 15.0	$ (56.1)	$ 42.4
Shares (in 000's)	43,300	35,036	37,432	33,966
GAAP Earnings (Loss) per share	$ 0.46	$ 0.43	$ (1.50)	$ 1.25
GAAP Net Income (Loss)	$ 19.8	$ 15.0	$ (56.1)	$ 42.4
Restructuring, net of tax	3.6	7.8	31.1	7.7
Non-cash co-investment charges, net of tax	3.2	0.2	40.4	0.6
Adjusted Net Income	$ 26.6	$ 23.0	$ 15.4	$ 50.7
Shares (in 000's)	43,300	35,036	38,880	33,966
Adjusted Earnings per share	$ 0.61	$ 0.66	$ 0.40	$ 1.49

Note: Basic shares outstanding are used in the calculation of year-to-date 2009 GAAP EPS as the use of dilutive shares outstanding would cause that EPS calculation to be anti-dilutive.

JONES LANG
LASALLE®

Q3 2009 Adjusted EBITDA* Performance

($ in millions)



* Refer to page 17 for Reconciliation of GAAP Net Income to EBITDA and adjusted EBITDA for the three months ended September 30, 2009 and 2008 for details relative to these adjusted EBITDA calculations. Segment adjusted EBITDA is calculated by adding the segment's Depreciation and amortization and non-cash co-investment charges to its reported Operating income (loss), which excludes Restructuring charges. Consolidated adjusted EBITDA is the sum of the adjusted EBITDA of the four segments less net income attributable to non-controlling interests.

JONES LANG
LASALLE®

Q3 2009 Revenue Performance

($ in millions; "LC"=Local Currency)



Note: Equity losses of $0.7M in 2008 and $5.0M in 2009 are included in segment results, however, are excluded from Consolidated totals.

Q3 2009 Capital Markets and Hotels Revenue

($ in millions; "LC"=Local Currency)





Q3 2009 Leasing Revenue

($ in millions; "LC"=Local Currency)









Q3 2009 Management Services Revenue

($ in millions; "LC"=Local Currency)

↑ 18% in LC
17%
$141.0
$164.3
2008
2009

Property Management, Facility Management and Other

↓ 23% in LC
(25%)
$91.2
$68.1
2008
2009

Project & Development Services

↑ 2% in LC
0%
$232.2
$232.4
2008
2009

Management Services

Q3 2009 LaSalle Investment Management Revenue

($ in millions; "LC"=Local Currency)





Notes:

- LIM Q3 2008 non-cash co-investment charges of $0.3M included in Equity Losses

- LIM Q3 2009 non-cash co-investment charges of $3.7M included in Equity Losses

- n.m. – not meaningful

Aggressive Actions Improve Balance Sheet Position
Reduced spending and strong cash generation drive net debt repayment

	2009	2008	
	Jan - Sept	Jan - Sept	Oct - Dec
($ in millions)			
Net Cash from/(used in) Operations	**$42**	**($113)**	**$146**
Primary Uses of Cash			
Capital Expenses [1]	(29)	(72)	(32)
Acquisitions & Deferred Payment Obligations	(15)	(283)	(66)
Co-Investment	(26)	(37)	(5)
Dividends	(4)	(17)	(9)
Net Cash Outflows	**(74)**	**(409)**	**(112)**
Net Share Issuance & Other Financing	192	4	19
Net Debt Repayment/(Borrowing)	**$160**	**($518)**	**$53**

Investment Grade Rated	Key Covenant Ratios as of September 30, 2009	
Moody's:	**Leverage Ratio**	**2.19x**
Baa2 (Stable Outlook)	Maximum	3.75x
S&P:	**Interest Coverage Ratio**	**3.28x**
BBB- (Stable Outlook)	Minimum	2.00x

[1] 2009 YTD capital expenditures net of tenant improvement allowances received were $23 million

JONES LANG LASALLE

Appendix

YTD 2009 Adjusted EBITDA* Performance

($ in millions)



* Refer to page 17 for Reconciliation of GAAP Net Income (Loss) to EBITDA and adjusted EBITDA for the nine months ended September 30, 2009 and 2008 for details relative to these adjusted EBITDA calculations. Segment adjusted EBITDA is calculated by adding the segment's Depreciation and amortization and non-cash co-investment charges to its reported Operating income (loss), which excludes Restructuring charges. Consolidated adjusted EBITDA is the sum of the adjusted EBITDA of the four segments less net income attributable to noncontrolling interests and dividends on unvested common stock.

JONES LANG
LaSalle®

YTD 2009 Revenue Performance

($ in millions; "LC"=Local Currency)



Note: Equity losses of $1.9M in 2008 and $56.2M in 2009 are included in segment results, however, are excluded from Consolidated totals.

YTD 2009 Capital Markets and Hotels Revenue

($ in millions; "LC"=Local Currency)





YTD 2009 Leasing Revenue

($ in millions; "LC"=Local Currency)









YTD 2009 Management Services Revenue

($ in millions; "LC"=Local Currency)

20% in LC
14%
$395.4
$452.7
2008
2009

Property Management, Facility Management and Other

13% in LC
(19%)
$252.2
$205.1
2008
2009

Project & Development Services

7% in LC
2%
$647.6
$657.8
2008
2009

Management Services

YTD 2009 LaSalle Investment Management Revenue

($ in millions; "LC"=Local Currency)





Notes:

- LIM YTD 2008 non-cash co-investment charges of $0.9M included in Equity Losses

- LIM YTD 2009 non-cash co-investment charges of $46.7M included in Equity Losses

- n.m. – not meaningful

Reconciliation of GAAP Net Income (Loss) to EBITDA and Adjusted EBITDA

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
Net income (loss)	$ 19.8	$ 15.0	$ (56.1)	$ 42.4
Add (deduct):				
Interest expense, net of interest income	16.3	12.5	43.6	17.2
Provision (Benefit) for income taxes	3.5	5.1	(9.8)	15.2
Depreciation and amortization	18.7	29.2	64.6	63.9
EBITDA	$ 58.3	$ 61.8	$ 42.3	$ 138.7
Non-cash co-investment charges	3.7	0.3	47.5	0.9
Restructuring	4.2	10.5	36.6	10.3
Adjusted EBITDA	$ 66.2	$ 72.6	$ 126.4	$ 149.9

JONES LANG LASALLE®